Exhibit 99.2

2008 1st HALF RESULTS

Strong growth in results, industrial and commercial developments in every business line, confirmation of medium-term objectives

Revenues:	EUR 43.1 billion (+17%)
EBITDA:	EUR 8.1 billion (+20%)
Current operating income:	EUR 5.5 billion (+20%)
Net result, Group share:	EUR 3.4 billion (+14%)
Gearing:	29%
Capex:	EUR 5.7 billion (+52%)

GDF SUEZ publishes unaudited pro forma half-year results for the new Group, comprising 2007 data established on a comparable basis.1 Furthermore, 2008 consolidated first half year results of Gaz de France and of SUEZ have also been otherwise established and submitted to the audit committee.2

Strong earnings growth

GDF SUEZ produced excellent operating and financial performances during first-half 2008. Every business line contributed to numerous commercial and industrial developments.

Double-digit growth in main operating indicators: Revenues: +17%; EBITDA: +20%; Current operating income: +20%.

GDF SUEZ net income Group share grew to EUR 3.4 billion, a more than 14% increase, thus demonstrating the strength and growth potential of the combined positions of the new Group.

In particular, it benefits from growing energy sales in Europe and internationally against a background of high market prices and a well-balanced and developing power generation base. Exploration and Production activities show strong earnings growth, propelled by rising hydrocarbon prices and new oilfields coming into production. The Group achieved very good performance from its LNG activity, thus illustrating the quality of its assets taking advantage of a diversified natural gas supply portfolio well adjusted to the market. The Group’s Infrastructure activities made a solid contribution to this performance. Finally, the dynamism of Energy Services, meeting new energy efficiency challenges contributed to the Group’s earnings growth.

[1]

Unless indicated otherwise, all financial data herein are derived from the pro forma section of the GDF SUEZ 2008 half-year financial report (whose principal accounting policies are stated page 5 in this press release)

[2]	The GDF SUEZ 2008 half-year financial report comprising all of this information is online on : www.gdfsuez.com

GDF SUEZ HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel: +33 (0)1 5704 0000

GDF SUEZ – SA. WITH A SHARE CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

SUEZ ENVIRONMENT recorded a solid performance characterized by sustained revenue growth, and strong generation of free cash flow. SUEZ ENVIRONMENT positions itself on attractive, high-growth markets, and confirms its financial objectives for 2008-2010.

The Group generated EUR 6.4 billion in cash flow, allowing a strong increase in investments, EUR 5.7 billion (+52%), consistent with its development program. After dividend payment for 2007 and share buyback programs, net debt stood at EUR 18.8 billion as at June 30, 2008. Shareholders’ equity totaled EUR 64.3 billion, for a 29% debt to equity ratio.

Top-rank commercial and industrial positions in all business lines

The merger of Gaz de France and SUEZ, completed on July 22, 2008, gave birth to a new world leader in energy, with major positions in natural gas, electricity, and energy services, along with a secure, well-diversified energy supply portfolio and a flexible, high-performance, low-CO2 emitting electricity generation base.

GDF SUEZ enjoys the best human, industrial, and financial assets to meet tomorrow’s energy challenges and opportunities.

The Group benefits from the complementarity of its activities, a solid presence across the entire energy value chain (upstream and downstream, in natural gas, electricity and energy services), a balanced and flexible energy mix in the heart of Europe, and a presence on every continent. It enjoys triple world leadership – in LNG, in Independent Power Production, and in energy services. The Group places sustainable development at the heart of its businesses and intends to rely upon energy and environment synergies to contribute to environmental protection and combat global warming.

The Group is implementing an ambitious strategy based mainly on organic industrial growth. Recent commercial and industrial developments in each of its business lines illustrate this strategy, in particular:

-	Brazil: Jirau hydropower dam (3,300 MW);

-

Middle East: Ras Laffan plant in Qatar (2,730 MW, plus seawater desalination capacity of 286,000 m3/day), Shuweihat 2 in Abu Dhabi (1,500 MW and 454,610 m3/day) and Al Dur in Bahrain (1,234 MW and 218,00 m3/day);

-	Turkey: acquisition of Izgaz (natural gas sales and distribution);

-	United States: Astoria power plant in New York (575 MW);

-	United Kingdom: Teesside power plant (1,875 MW), Olympic Park heating and cooling network concession for the London 2012 Olympics;

-	Italy: Romana Gas (natural gas distribution network for the city of Rome), 6 cogeneration power plants (370 MW);

-	LNG: construction of the Mejillones LNG terminal in Chile (commissioning in early 2010), Rabaska terminal project in Canada, agreement with PowerGas (Singapore);

-	Nuclear: agreement with Total and Areva for a United Arab Emirates project, equity investment in George Besse II plant (ensuring security of supply of enriched uranium).

-	SUEZ ENVIRONMENT: numerous commercial successes in Europe for water projects (10-year, EUR 50 million contract award in Nantes) and waste services (signature of a SITA France-Renault partnership for dismantling end-of-life vehicles), as well as internationally (EUR 99 million contract for modernizing and expanding the East Alexandria wastewater treatment station), rounded out by local “tuck-in” industrial acquisitions, particularly in the U.S. water sector and in European recycling and waste-to-energy facilities.

Outlook for continued profitable growth

The very strong progression in EBITDA during the first six months benefited from more favorable weather conditions in Europe and from non-recurring events such as, the rise in oil and electricity market prices, along with excellent results for Tractebel Energia (Brazil) and Distrigas.

Taking into account those effects and attractive growth prospects for all its businesses, the Group confirms its short and medium-term profitable growth objectives:

-	2008 EBITDA[3] growth > +10% on the basis of restated 2007 and 2008 EBITDA[4] reflecting disposals of Distrigas, Fluxys, SPE, and Cofathec Coriance;

-	EBITDA[5] target of EUR 17 billion by 2010;

-	Operational synergy program generating approximately EUR 1 billion in savings per year by 2013;

-	EUR 30 billion industrial capex program for the period 2008-2010;

-	Strict financial discipline ensuring a strong “A” credit rating.

GDF SUEZ confirms a dynamic dividend policy offering competitive yield in relation to the sector.

The Group reaffirms its dividend payout target of at least 50% of recurring net income Group share, as well as its goal of average annual growth of 10% to 15% for dividends paid between 20076 and 2010.

The Group is establishing the principle of paying, starting in 2008, an interim dividend for the year in progress, to be paid during the 2nd semester of each year.

For 2008, the Group announces the payment on November 27, 2008 of EUR 0.80/share, for a total payout of EUR 1.7 billion. This payment will take the form of an interim dividend. In addition, the shareholder’s meeting to be held in May 2009 will decide to carry out the payment of the balance of the ordinary dividend, completed by a special dividend of EUR 0.80/share.

Finally, a new EUR 1 billion share buyback program will be carried out before the end of the year.

Calendar

November 13, 2008: Publication of 3rd quarter results

November 26, 2008: Investor Day

-	breakdown of GDF SUEZ pro forma accounts by business line

-	medium-term outlook, synergies, performance plan

[3]

This objective assumes natural gas sales tariffs in France reflect supply costs, It also assumes, for Europe, average weather conditions, no significant change in oil prices or in the regulatory environment.

[4]	Pro forma 2007 EBITDA thus restated to EUR 12.5 billion.
[5]	GDF SUEZ pro forma EBITDA definition
[6]	Based on Gaz de France dividend paid in 2007 for 2006 (EUR 1.10 per share).

One of the world’s leading energy providers, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream and downstream. The Group develops its businesses (energy, energy services and environment) based on a responsible-growth model with the aim of meeting great challenges: responding to energy needs, ensuring security of supply, combating climate change and optimizing the use of resources. GDF SUEZ relies upon diversified supply sources as well as flexible and high-performance power generation to provide innovative energy solutions for individuals, public authorities and businesses. The Group employs 196,500 people worldwide and in 2007 achieved revenues of €74.3 billion. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-Looking statements

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of GDF SUEZ believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of GDF SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126) and the Form F4 registered with the SEC on June 16, 2008. Investors and holders of GDF SUEZ securities should consider that the occurrence of some or all of these risks may have a material adverse effect on GDF SUEZ.

Press Contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: 00 32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations Contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

Appendices

Financial Appendices

Proforma GDF SUEZ

unaudited data

2008 Half Year GDF SUEZ proforma results
Rules of disclosure

Proforma P&L: retrospective merger at 01/01/2008 and at 01/01/2007

Proforma balance sheet: merger at 6/30/2008

“Reverse” acquisition

SUEZ Environment fully integrated, 35% in net income Group share

Before application of associated remedies and capital gains(1) and before the purchase of ENI assets

Preliminary allocation of the acquisition cost, €0.37bn in depreciation & amortization on H1

Summary income statement

In €bn

Proforma unaudited data

	S1 2007	S1 2008
Revenues	36.73	43.13
Purchases	(17.90)	(22.25)
Personnel costs	(5.29)	(5.47)
Amortization depreciation and provisions	(1.93)	(2.35)
Other operating income and expenses	(7.03)	(7.57)
Current operating	4.59	5.49
MtM, impairment, restructuring and disposals	0.33	(0.20)
income from operating activities	4.92	5.28
Financial income (loss)	(0.32)	(0.45)
Income tax	(1.33)	(1.22)
Share of net income of associates	0.24	0.22
Minority interests	(0.56)	(0.45)
Net result, group share	2.96	3.38
Average number of shares (in million)	2,175	2,170

EBITDA	6.75	8.13

Summary balance sheet at June 30, 2008

In €bn

Proforma unaudited data

ASSETS	06/30/08	LIABILITIES	06/30/08
NON CURRENT ASSETS	110.75	Equity, group share	58.77
o/w Goodwill	30.31	Minority interests	5.52
		TOTAL EQUITY	64.29
CURRENT ASSETS	58.26	Provisions	17.28
o/w financial assets at fair value through income	0.90	Financial debt	28.44
o/w cash & equivalents	8.26	Other liabilities	59.00
TOTAL ASSETS	169.00	TOTAL LIABILITIES	169.00

Financial Appendices

Gaz de France

Consolidated income statement

In €m	H1 2007	H1 2008	Variation %
Revenues	13,778	16,864	+22%
Purchases and other external charges	(9,446)	(11,587)	+23%
Personnel expenses	(1,307)	(1,302)
Other operating income and expenses	(16)	(266)
Amortization and provisions	(683)	(942)	+38%
Operating income	2,326	2,767	+20%
Net finance costs	(68)	(59)	-13%
Other financal income and expenses	(31)	(101)	+226%
Share in net income of associates	52	78	+50%
Income before tax	2,279	2,685	+19%
Income tax	(735)	(948)	+30%
Consolidated net income	1,544	1,737	+14%
Minority interests	39	37	-5%
Net results – Group share	1,505	1,700	+14%

EBITDA – New definition	3,033	3,888	+28%

Summary balance sheet at June 30, 2008

In € m

ASSETS	12/31/07	06/30/08	LIABILITIES	12/31/07	06/30/08
NON CURRENT ASSETS	29,191	29,895	Equity, group share	17,953	17,511

			Minority interests	548	575
CURRENT ASSETS	16,987	20,810	TOTAL EQUITY	18,501	18,086
o/w financial assets valued at fair value through profit/loss	238	150	Provisions	7,367	7,583
o/w cash & equivalents	2,973	2,946	Financial debt	5,945	5,960
			Other liabilities	14,365	19,076
TOTAL ASSETS	46,178	50,705	TOTAL LIABILITIES	46,178	50,705

Consolidated cash flow statement

In €m	06.30.2007	06.30.2008
Operating cash flow before tax, replacement costs and changes in working capital	3,066	3,900
Concession replacements costs	(101)	(87)
Change in working capital requirements	1,461	620
Corporate income tax paid	(550)	(864)
Cash Flow from operating activities	3,876	3,569

Cash Flow from investing activities	(934)	(1,698)
Investments	(1,202)	(1,909)
Proceeds	268	211

Cash Flow from operating and investing activities	2,942	1,871

Cash Flow from financing activities	(1,461)	(1,807)
Dividends paid	(1,083)	(1,250)

Effects of changes in exchange rate, consolidation method and other	106	(35)

Change in cash and cash equivalents	1,587	29

Financial Appendices

SUEZ

Summary income statement

In € m

	H1 2007	H1 2008
Revenues	23,307	26,597
Purchases	(10,706)	(13,102)
Personnel costs	(3,987)	(4,183)
Amortization depreciation and provisions	(845)	(1,070)
Other operating income and expenses	(5,034)	(5,262)
Current operating income	2 ,735	2,980
MtM, impairment, restructuring and disposals	232	(113)
Income from business operations	2,967	2,867
Financial result (expense)	(220)	(279)
o/w cost of net debt	(208)	(312)
o/w provisions discounting	(175)	(194)
o/w dividends and others	163	227
Income tax	(732)	(398)
o/w current income tax	(592)	(582)
o/w deferred income tax	(140)	184
Share in net income of associates	208	152
Minority interests	(369)	297
Net income – group share	1,854	2,046

EBITDA	3,717	4,244

Summary balance sheet at June 30, 2008

in € m

ASSETS	12/31/07	06/30/08	LIABILITIES	12/31/07	06/30/08
NON CURRENT ASSETS	51,395	53,777	Equity, group share	22,193	21,715
			Minority interests	2,668	2,624

CURRENT ASSETS	27,732	38,964	TOTAL EQUITY	24,861	24,339
o/w financial assets valued at fair value through income	1,320	751	Provisions	9,555	9,695
o/w cash & equivalents	6,720	5,812	Financial debt	21,656	23,070
			Other liabilities	23,055	35,637
TOTAL ASSETS	79,127	92,741	TOTAL LIABILITIES	79,127	92,741

Cash flow statement

In €m	06/30/07	06/30/08
Gross cash flow before financial loss and income tax	3,654	4,173
Income tax paid (excl. income tax paid on disposals)	(548)	(587)
Change in operating working capital	(20)	(1,430)
CASH FLOW FROM OPERATING ACTIVITIES	3,086	2,156
Net tangible and intangible investments	(1,128)	(1,898)
Financial investments	(1,452)	(1,750)
Disposals and other investment flows	818	185
CASH FLOW FROM INVESTMENT ACTIVITIES	(1,762)	(3,463)
Dividends paid	(1,881)	(2,093)
Balance of reimbursement of debt / new debt	1,453	2,433
Interests paid on financial activities	(450)	(408)
Capital increase	155	84
Other cash flows	(434)	57
CASH FLOW FROM FINANCIAL ACTIVITIES	(1,157)	73
Impact of currency, accounting practices and other	(24)	326
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	7,945	6,720
TOTAL CASH FLOWS FOR THE PERIOD	143	(908)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	8,088	5,812